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                                                                      EXHIBIT 11


Contact:  For Markel Corporation:                 For Gryphon Holdings Inc.:
          Steven Markel                           Stephen A. Crane
          Markel Corporation                      Gryphon Holdings Inc.
          (804) 965-1675                          (212) 825-1200

          Fred Spar/Josh Rosen
          Kekst and Company
          (212) 521-4800


                                                           FOR IMMEDIATE RELEASE

                MARKEL AND GRYPHON ANNOUNCE DEFINITIVE AGREEMENT

RICHMOND, Va., and NEW YORK, NY., November 25, 1998 -- Markel Corporation (NYSE:
MKL) and Gryphon Holdings Inc. (Nasdaq: GRYP) announced today that they have signed a definitive agreement providing for the acquisition of Gryphon by Markel.

Under terms of the agreement, which has been approved unanimously by the Boards of Directors of both companies, Markel will continue its $19.00 per share all-cash tender offer for all Gryphon common stock and will acquire any remaining shares in a follow on merger. The transaction, including the assumption or retirement of preferred shares and debt, is valued at approximately $200 million.

The transaction is subject to required regulatory approvals and is expected to be completed in January of 1999.

Markel Corporation Vice Chairman, Steven Markel said, "This transaction is a win for the shareholders, policyholders, and employees of both companies. Markel and Gryphon have complementary lines of business and we have high regard for Gryphon's underwriting capabilities. We are confident that our size and financial strength will enhance Gryphon's ability to attract and retain business. In turn, we anticipate Gryphon will expand our product offerings in the excess and surplus lines of business and make a significant contribution to our future financial and competitive strength."

Gryphon's President & CEO, Stephen A. Crane, said, "We are pleased to be partners with Markel Corporation, a first-class specialty insurance company. The merger will further our long-term strategic objectives of providing value to our shareholders, premium service to our insureds, and meaningful careers to our employees."
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Markel Corporation markets and underwrites specialty insurance products and programs to a variety of niche markets. In each of these markets, the Company seeks to provide quality products and excellent customer service so that it can be a market leader. The financial goals of the Company are to earn consistent underwriting profits and superior investment returns to build shareholder value.

Gryphon Holdings operates through its main subsidiary, Gryphon Insurance Group, as a specialty property and casualty underwriting organization. The Company's wholly-owned insurance subsidiaries are Associated International Insurance Company, Calvert Insurance Company, and the First Reinsurance Company of Hartford.

Markel's tender offer for common shares of Gryphon expires at 6:00 p.m., New York City time, on December 4, 1998, unless extended. Markel expects to announce an extension of the tender offer early next week. Any extension of the offer will be followed as promptly as practicable by public announcement thereof, with such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

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